UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

Commission File Number 000-22286

Taro Pharmaceutical Industries Ltd.

(Translation of registrant's name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐     No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

TARO PHARMACEUTICAL INDUSTRIES LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

November 23, 2010

Notice is hereby given that the annual general meeting of shareholders (the “Annual General Meeting” or the “Meeting”) of Taro Pharmaceutical Industries Ltd. (the “Company”) will be held on December 30, 2010, at 10:00 a.m. (Israel time), at the offices of the Company, Euro Park, Italy House, Yakum, Israel, for the following purposes:

1.	To elect five directors (Dilip Shanghvi, Sudhir Valia, Aalok Shanghvi, Hasmukh Shah and Ilan Leviteh) who are not External Directors (as defined below) to the Company's board of directors (the “Board of Directors”) to serve until the close of the next Annual General Meeting.

2.	a.	To elect Ms. Ilana Avidov-Mor as a statutory external director, as defined in the Israeli Companies Law, (5759–1999) (the “Companies Law”) (an “External Director”), to the Board of Directors for a three-year term.

	b.	To elect Mr. Dan Biran as an External Director to the Board of Directors for a three-year term.

3.	To appoint Zif Haft, Certified Public Accountants (Israel), a BDO member firm, as the Company’s independent auditors until the close of the next annual general meeting of the shareholders of the Company, and to authorize their remuneration to be fixed, in accordance with the volume and nature of their services, by the Audit Committee and the Board of Directors.

4.	To discuss the current status of the Company's consolidated financial statements for the years ended December 31, 2008 and December 31, 2009.

Shareholders of record at the close of business on November 29, 2010, are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Annual General Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided.  No postage is required if mailed in the United States.  You may also submit your proxy vote by telephone or via the internet by following the proxy voting instructions included with the enclosed materials.  Shareholders who subsequently revoke their proxies may vote their shares in person.

BY ORDER OF THE BOARD OF DIRECTORS,

/s/ Dilip Shanghvi

Dilip Shanghvi
Chairman of the Board of Directors

2

TARO PHARMACEUTICAL INDUSTRIES LTD.

Euro Park, Italy House
Yakum, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of ordinary shares, nominal (par) value NIS 0.0001 each (the “Ordinary Shares”) and of founders' shares, nominal (par) value NIS 0.00001, of Taro Pharmaceutical Industries Ltd. (the “Company”) in connection with the solicitation by the board of directors of the Company (the “Board of Directors”) of proxies for use at the annual general meeting of shareholders (the “Annual General Meeting” or the “Meeting”), or any postponement or adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.  The Meeting will be held on December 30, 2010, at 10:00 a.m. (Israel time) at the offices of the Company, Euro Park, Italy House, Yakum, Israel.

It is proposed that, at the Meeting, the following matters be considered:

1.
To elect five directors (Dilip Shanghvi, Sudhir Valia, Aalok Shanghvi, Hasmukh Shah and Ilan Leviteh) who are not External Directors (as defined below) to the Company's Board of Directors to serve until the close of the next Annual General Meeting.

2.	a.	To elect Ms. Ilana Avidov-Mor as a statutory external director, as defined in the Israeli Companies Law, (5759–1999) (the “Companies Law”) (an “External Director”), to the Board of Directors for a three-year term.

	b.	To elect Mr. Dan Biran as an External Director to the Board of Directors for a three-year term.

3.	To appoint Zif Haft, Certified Public Accountants (Israel), a BDO member firm, as the Company’s independent auditors until the close of the next annual general meeting of the shareholders of the Company, and to authorize their remuneration to be fixed, in accordance with the volume and nature of their services, by the Audit Committee and the Board of Directors.

4.	To discuss the current status of the Company's consolidated financial statements for the years ended December 31, 2008 and December 31, 2009.

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.  Proxy votes may also be submitted by telephone or via the internet by following the proxy voting instructions included with the enclosed materials.  Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, by submitting votes by telephone or internet at a later date, or by voting in person at the Meeting.

Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company at least 48 hours prior to the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above. The Board of Directors of the Company is soliciting proxies for use at the Meeting.

Only shareholders of record at the close of business on November 29, 2010, will be entitled to vote at the Annual General Meeting.  Proxies are being mailed to shareholders on or about November 30, 2010 and will be solicited chiefly by mail; however, certain officers, directors and employees of the Company may solicit proxies by telephone, fax or other personal contact, none of whom will receive additional compensation therefor.  The Company may also retain one or more agents for the purpose of soliciting proxies in connection with the Meeting. The Company will bear the cost of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Item 1 – ELECTION OF DIRECTORS

Under the Companies Law and the articles of association of the Company (the “Articles of Association”), the directors of the Company (other than the External Directors) are elected at each Annual General Meeting. The elected directors commence their terms from the close of the Annual General Meeting at which they are elected and serve in office until the close of the next Annual General Meeting, unless such directorship is earlier vacated in accordance with the provisions of any applicable law or regulation or under the Articles of Association.

At the Annual General Meeting, it is intended that proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the election, as directors of the Company, of the five nominees named below who shall hold office from the close of the Annual General Meeting at which they are elected and serve in office until the close of the next Annual General Meeting, unless such directorship is earlier vacated in accordance with the provisions of any applicable law or under the Articles of Association.

The list of nominees, all of whom are currently directors, is as follows:

1.	Dilip Shanghvi
2.	Sudhir Valia
3.	Aalok Shanghvi
4.	Hasmukh Shah
5.	Ilan Leviteh

The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her position as director of the company, taking into consideration, among other factors, the special needs and size of the company. A general shareholders meeting of a public company, at which the appointment of a director is to be considered, will not be held unless the nominee has declared to the company, inter alia, that he or she complies with the above-mentioned requirements and details of his or her applicable qualifications are provided.

Each of the proposed nominees, has declared to the Company that he or she complies with the required qualifications under the Companies Law for appointment as a member of the Board of Directors of the Company, detailing his or her applicable qualifications, and that he or she is capable of dedicating the appropriate amount of time for the performance of his or her role as a member of the Board of Directors of the Company.  Copies of the declarations of the directors are available for inspection at the Company’s offices in Yakum, Israel.

The following information is supplied with respect to each nominee (who is not an External Director) for election to the Board of Directors and is based upon the records of the Company and information provided to it by the nominees:

Dilip Shanghvi became Chairman of the Board of Directors and of the Nominating Committee in September 2010.  Mr. Shanghvi is also Chairman and Managing Director of Sun Pharmaceutical Industries Ltd. (“Sun Pharma”). Sun Pharma is the fastest growing, most profitable and highest valued pharmaceutical company in India.  Sun Pharma has leadership in 11 specialty therapy areas within India, has 53% of sales coming from international markets and invested over Rs 17 billion in R&D until now.  Mr. Shanghvi’s extensive experience in the pharmaceutical industry includes being Chairman and Managing Director of Sun Pharma Advanced Research Company Ltd., an international pharmaceutical company engaged in research and development of drugs and delivery systems.  In addition, Mr. Shanghvi is also the Chairman of the Board of Directors of Caraco Pharmaceutical Laboratories, Ltd.,U.S.A. (“Caraco”), a Sun Pharma subsidiary, since 1997.

Aalok Shanghvi became a member of the Board of Directors in September 2010.  Mr. Aalok Shanghvi works as a Manager, Business Development in International Marketing for Sun Pharma.  He also founded PV Powertech Pvt. Ltd., a manufacturer and exporter of photo-voltaic solar panels.  Mr. Shanghvi earned his Bachelor of Science in Molecular Biology at the University of Michigan.

Hasmukh Shah became a member of the Board of Directors and of the Audit Committee in September 2010. Mr. Shah has four decades of experience in senior management, and was formerly the Chairman and Managing Director of Indian Petrochemical Corporation Ltd., as well as the Vice Chairman of GE Capital and advisor to GE in India.  Mr. Shah has had wide experience in various government departments, including as Joint Secretary to the Prime Minister, as Secretary, Post & Telegraph and as Chairman, National Institute of Design, as well as the Institute of Rural Management, Anand and the Gujarat Council of Science & Technology. Mr. Shah is the Independent Director and member of the Audit Committee of Sun Pharma.

Sudhir Valia became a member of the Board of Directors of the Company, the Audit Committee and the Nominating Committee in September 2010.  Mr. Valia joined Sun Pharmaceutical Industries Ltd. as a full-time director since his appointment in April 1994 and is currently responsible for finance, commercial, operations, projects and quality control, among other things.  Prior to joining Sun Pharma, Mr. Valia was a qualified chartered accountant in private practice.  In addition to being on the Board of Directors of a number of companies in Sun Pharma’s group, including Sun Pharma Advanced Research Company Ltd., he is also on the Board of Directors of Caraco.

Ilan Leviteh became a member of the Board of Directors and of the Audit Committee in September 2010.  Mr. Leviteh served as President and CEO of Makhteshim Agan Industries, Ltd. (TASE: MAIN), a public company traded on the Tel Aviv Stock Exchange, for sixteen years.  Mr. Leviteh has also chaired the boards of directors of LycoRed Ltd., Galam Ltd. and Enzymotec Ltd., among other companies, and served as a director on other public company boards.  Mr. Leviteh received a BSC of Chemical Engineering from the Technion Israeli Institute of Technology.

PROPOSED RESOLUTION

The Board of Directors will present the following Resolution at the Annual General Meeting:

“RESOLVED, that Dilip Shanghvi, Sudhir Valia, Aalok Shanghvi, Hasmukh Shah and Ilan Leviteh be and are hereby elected to serve as directors of the Company until the close of the next Annual General Meeting of Shareholders.”

VOTE REQUIRED

In order to approve the above Resolution, under Item 1 of this Proxy Statement, the required vote is a majority of the votes cast at the Meeting, whether in person or by proxy. The Board of Directors unanimously recommends a vote FOR Item 1 above.

Item 2 – ELECTION OF EXTERNAL DIRECTORS

At the Annual General Meeting, it is intended that proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the election, as External Directors of the Company, of the two nominees named below who shall hold office for a three-year term, unless their service is earlier terminated under any applicable law or the Articles of Association.

The list of nominees is as follows:

a.	Ms. Ilana Avidov-Mor

b.	Mr. Dan Biran

Under the Companies Law, companies incorporated under the laws of the State of Israel whose shares, inter alia, are listed for trading on a stock exchange or have been offered to the public by a prospectus and are held by the public are required to have at least two External Directors.

The Companies Law further provides that a person may not be elected as an External Director if the person or the person’s relative, partner, employer, anyone to whom the person is subordinate, directly or indirectly, or any entity under the person’s control has, as of the date of the person’s election to serve as an External Director, or had, during the two years preceding that date, any affiliation (as defined below) with:

(i)	the company;

(ii)	any entity controlling the company as of the date of the election; or

(iii)	any entity controlled by the company or under common control with the company as of the date of the election or during the two years preceding that date.

The term “affiliation” includes an employment relationship, a commercial or professional relationship maintained on a regular basis or control of the Company, as well as service as an office holder (as defined below).  Under the Companies Law, “relative” is defined as a spouse, brother or sister, parent, grandparent, child, child of such person’s spouse or the spouse of any of the above.

The Companies Law defines the term “office holder” as a director, general manager, chief business manager, deputy general manager, vice-general manager, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title, and any manager that reports directly to the general manager.

The Companies Law further provides that no person can serve as an External Director if the person’s other positions or businesses create, or may create, a conflict of interest with the person’s responsibilities as an External Director or may otherwise interfere with the person’s ability to serve as an External Director.

Until the lapse of two years from the time in which the External Director serves as such, a company may not engage an External Director to serve as an office holder and cannot employ or receive professional services from such former External Director for consideration, either directly or indirectly, including through a corporation controlled by such former External Director.

A person shall be qualified to serve as an External Director only if he or she possesses accounting and financial expertise or professional competence.  At least one External Director must possess accounting and financial expertise.  Under the regulations of the Companies Law, a director has “financial and accounting expertise” if, inter alia, he or she, based on his or her education, experience and qualifications, is highly skilled in respect of, and understands, business and accounting matters and financial statements, in a manner that enables him or her to have an in-depth understanding of the company’s financial statements and to stimulate discussion in respect of the manner in which the financial data is presented. A director has “professional competence” under such regulation if, inter alia, he or she has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in, or completion of, other higher learning, each in an area relevant to the company’s business, or has at least an aggregate of five years’ experience in a senior position in any one or any combination of the following: (a) the business management of a corporation with a substantial scope of business; (b) public office or public service; or (c) the field of the company’s business.

The Companies Law further provides that when appointing an External Director, if all members of the board of directors of the company are of one gender then at least one External Director shall be of the other gender.

The Companies Law also provides that a shareholders’ general meeting at which the appointment of an External Director is to be considered will not be called unless the nominee has declared to the company that he or she complies with the qualifications for appointment as an External Director.  Each proposed nominee has declared to the Company that such nominee possesses the qualifications and complies with the requirements for appointment as an External Director under the Companies Law, that such nominee is capable of dedicating the appropriate amount of time for the performance of such nominee’s role as an External Director of the Company considering, inter alia, the Company’s size and special needs and such nominee has agreed to stand for election.  Copies of the declarations of the External Directors are available for inspection at the Company’s offices in Yakum, Israel.

The initial term of an External Director is three years and may be extended for an additional three-year term.  An External Director may be removed from office only by the same percentage of votes as is required for election or by a court, if the External Director ceases to meet the statutory qualifications for appointment or if he or she violates his or her duty of loyalty to the company.  Each committee of a company’s board of directors, that is empowered to exercise one of the functions of the board of directors, is required to include at least one External Director, except for the Audit Committee, which is required to include all the External Directors.

Each External Director has agreed to receive remuneration in accordance with Section 5(f) of the Companies Regulations (Easements to Public Companies which Shares are Listed for Trading in a Stock Exchange Outside of Israel), 5760-2000 as applied to Sections 4 and 5 of Companies Regulations (Rules Regarding Remuneration and Expenses of External Directors), 5760-2000 (“Remuneration Rules”).  In accordance with the foregoing, each External Director will receive an annual fee of NIS 115,400 and a fee of up to NIS 3,470 per meeting attended, which amounts are linked to the Israeli consumer price index.  Under such regulations, the External Directors’ remuneration must be fixed and agreed upon with the company prior to the acceptance of the nomination.

Each of Ms. Ilana Avidov-Mor and Mr. Dan Biran, if elected, will serve a three-year term commencing upon their election to the Board of Directors.

Ilana Avidov-Mor is a Certified Accountant. She currently serves as Chief Executive Officer of a private company which gives services to advanced study Funds and to Provident Funds.  Ms. Avidov-Mor formerly worked at Bank Yahav Ltd. for civil servants (the “Bank”), fulfilling various positions between the years 1994 and 2009.  Among these positions, Ms. Avidov-Mor served as Deputy General Manager of the Bank for over a decade, and as Comptroller for eight years.  Between the years 1974 and 1994, Ms. Avidov-Mor worked for Braude & Partners Accountants.  Ms. Avidov-Mor is also a former member of the following Directorates: Intercosma Ltd. (a company for the manufacture and marketing of cosmetics and toiletries) and 3 pension funds for doctors, nurses and para-medicals (Director on behalf of the Bank). Ms. Avidov-Mor is a former General Manager on behalf of Bank Yahav of 4 pension funds owned by the bank.  Ms. Avidov-Mor earned her B.A. in Economics and Accounting at the Tel Aviv University, and her M.A. in Business Administration (Financing and Banking) at the Hebrew University of Jerusalem.

Dan Biran currently serves as Chairman of the Board of Directors of Galam Ltd. K. Maanit; Biological Industries Ltd.; Ducart Ltd.; as well as a director of the Board of Directors of Netafim and Enzymotek.  Between the years 1992 and 2006, Mr. Biran served as a Chief Executive Officer of Arkal Filtration Systems.  Between the years 2004 and 2006, Mr. Biran served as the Chairman of the Board of Directors of Pep Filters Inc.  He also served as an external director of Maachteshim – Agan Ind. during the years 1997 and 2004, as well as the Chief Executive Officer of Netafim – Magal during the years 1983 and 1992. Mr. Biran also served as a director of Netafim USA during the years 1986 and 1992.  Mr. Biran has fulfilled various management positions in the Unified Kibbutz Movement, Israel and at Kibbutz Magal, Israel.

The Board of Directors and the Nominating Committee have reviewed Ms. Avidov-Mor’s qualifications, taking into account the parameters specified by the Companies Law and the regulations thereunder, and have determined that Ms. Avidov-Mor has accounting and financial expertise.

The Board of Directors and the Nominating Committee have reviewed Mr. Biran’s qualifications, taking into account the parameters specified by the Companies Law and the regulations thereunder, and have determined that Mr. Biran has professional competence.

PROPOSED RESOLUTIONS

The Board of Directors will present the following Resolutions at the Annual General Meeting of Shareholders:

Resolution 2a

"RESOLVED, that Ms. Ilana Avidov-Mor be and is hereby appointed as an External Director of the Company for a term of three-years, commencing upon her election to the Board of Directors.”

Resolution 2b

"RESOLVED, that Mr. Dan Biran be and is hereby appointed as an External Director of the Company for a term of three-years, commencing upon his election to the Board of Directors.”

VOTE REQUIRED

In order to elect, under Items 2a and 2b of this Proxy Statement, Ms. Ilana Avidov-Mor and Mr. Dan Biran, respectively, each to a three-year term as an External Director, the required vote, in each case, is a majority of the votes cast at the Meeting, whether in person or by proxy, provided that (i) that majority includes at least one-third (1/3) of the total votes of non-controlling shareholders or anyone voting on their behalf present at the Meeting in person or by proxy (abstentions will not be taken into account); or (ii) the total number of votes of the shareholders mentioned in (i) above that are voted against the election of such nominee does not exceed one percent (1%) of the Company’s voting rights.

Section 1 of the Securities Law, 5728-1968 (the “Securities Law”) defines “control” as “the ability to direct the activity of a corporation, excluding an ability deriving merely from holding an office of director or another office in the corporation, and a person shall be presumed to control a corporation if he or she holds half or more of a certain type of means of control of the corporation” and “means of control” in Section 1 of the Securities Law is defined as “any one of the following: (1) the right to vote at a general meeting of a company or a corresponding body of another corporation; or (2) the right to appoint directors of the corporation or its general manager.”

Each shareholder who is a controlling shareholder or acting on behalf of a controlling shareholder and who wishes to attend the Meeting in person or by proxy, is required to so advise the Company in writing, at or prior to the Meeting, for purposes of voting with respect to Items 2a and 2b.

Sun Pharma and certain affiliated entities have indicated to the Company that they believe that they are controlling shareholders and, for the purposes of this Meeting, the shares owned or controlled by them (or by entities under their control) should not be counted as part of the votes of the non-controlling shareholders for purposes of Items 2a and 2b.

The Board of Directors has determined that Ms. Ilana Avidov-Mor and Mr. Dan Biran are fully qualified to serve as External Directors.  Accordingly, the Board of Directors unanimously recommends a vote FOR the election of Ms. Ilana Avidov-Mor (Item 2a) and Mr. Dan Biran (Item 2b) as External Directors.

Item 3 – APPOINTMENT OF INDEPENDENT AUDITORS

Ziv Haft, Certified Public Accountants (Israel), a BDO member firm, has been nominated and approved by the Board of Directors and the Audit Committee for appointment as the Company's independent auditors until the close of the annual general meeting of the shareholders of the Company that follows the Annual General Meeting.  The shareholders at the Annual General Meeting are requested to approve such auditors’ nomination and authorize their remuneration, to be fixed, in accordance with the volume and nature of their services, by the Audit Committee and the Board of Directors.

The Board of Directors will present the following Resolution:

“RESOLVED, that the Company’s independent auditors, Ziv Haft, Certified Public Accountants (Israel), a BDO member firm, be and are hereby appointed as the Company’s independent auditors until the close of the next annual general meeting of the shareholders of the Company, and that their remuneration is hereby authorized to be fixed, in accordance with the volume and nature of their services, by the Audit Committee and the Board of Directors.”

VOTE REQUIRED

In order to approve the above Resolution, under Item 3 of this Proxy Statement, the required vote is a majority of the votes cast at the Meeting, whether in person or by proxy.  The Board of Directors unanimously recommends a vote FOR Item 3 above.

Item 4 - FINANCIAL STATEMENTS OF THE COMPANY FOR THE YEARS ENDED DECEMBER 31, 2008 AND DECEMBER 31, 2009

As of the date of this Notice and Proxy Statement, the Company has not yet received the audited consolidated financial statements for the years ended December 31, 2008 and December 31, 2009, from its independent auditors.

When the Company receives the audited consolidated financial statements from its independent auditors and completes its filing of its audited consolidated financial statements with the Securities and Exchange Commission (“SEC”) for the years ended December 31, 2008 and December 31, 2009, such filings will be available for shareholder review on the SEC’s website and at www.taro.com.  In addition, said consolidated financial statements will be presented to the shareholders at a General Meeting in accordance with the Companies Law and the Articles of Association.

BY ORDER OF THE BOARD OF DIRECTORS,

/s/ Dilip Shanghvi

Dilip Shanghvi
Chairman of the Board of Directors

Dated:  November 23, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 23, 2010

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ James Kedrowski
Name: James Kedrowski
Title: Interim Chief Executive Officer